Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

Contact:
Charles M. Fleischman
President
Digene Corporation
(301) 944-7000
www.digene.com
FOR IMMEDIATE RELEASE
Investor Relations:
Lanie Fladell / Lauren Levine
Media: Dan Budwick
Morgen-Walke Associates
(212) 850-5600

FTC AND CYTYC AGREE TO PRIOR NOTICE REGARDING CYTYC’S PROPOSED ACQUISITION OF DIGENE

GAITHERSBURG, MD, June 26, 2002 – Digene Corporation (Nasdaq:DIGE) today announced that Cytyc Corporation (Nasdaq:CYTC) has agreed with the Federal Trade Commission that Cytyc will provide the Commission with ten business days’ prior notice of its intent to consummate the proposed merger transaction with Digene, and the Commission has agreed that it will not file an action seeking an injunction to block the proposed transaction unless and until such notice is received. As previously announced, the FTC voted on June 24, 2002 to authorize its staff to seek to block Cytyc’s proposed acquisition of Digene. While Digene continues to support the proposed transaction, it is also evaluating its various options, including its option to terminate the merger agreement if the proposed transaction has not been consummated on or before June 28, 2002.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol “DIGE”.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women’s health. The ThinPrep® System consists of the ThinPrep® 2000 Processor, ThinPrep® 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol “CYTC” and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Cytyc® and ThinPrep® are registered trademarks of Cytyc Corporation. Digene® and Hybrid Capture® are registered trademarks of Digene Corporation.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

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